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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 8)


                          Cooperative Bankshares, Inc.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   216844 10 0
                        -------------------------------
                                 (CUSIP Number)


                             Frederick Willetts, III
                                Cooperative Bank
                                201 Market Street
                                  P.O. Box 600
                      Wilmington, North Carolina 28402-0600
                                 (910) 343-0181
                   -------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 31, 2005
       -----------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/


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CUSIP NO.:  216844 10 0
            -----------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  FREDERICK WILLETTS, III
           I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON  (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) /_/

                                                                (b) /_/
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
        NUMBER OF               SOLE VOTING POWER                415,089 (1)(2)
         SHARES
      BENEFICIALLY              ------------------------------------------------
        OWNED BY                SHARED VOTING POWER              245,641
          EACH
        REPORTING               ------------------------------------------------
         PERSON                 SOLE DISPOSITIVE POWER           372,412 (1)(2)
          WITH
                                ------------------------------------------------
                                SHARED DISPOSITIVE POWER         245,641 (1)(2)

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           780,113 (1)

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.1% of 4,305,316 shares of Common Stock outstanding
           as of December 31, 2005. (1)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                     IN
--------------------------------------------------------------------------------
(1) Includes 43,000 shares that may be acquired pursuant to currently exercisable stock options.
(2) Includes shares held in the 401(k) Plan for which Mr. Willetts serves as trustee. See Item 3 for discussion of the 401(k) Plan holdings.

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--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:
           COOPERATIVE BANK 401(K) SUPPLEMENTAL RETIREMENT PLAN

           I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) /_/

                                                                (b) /_/
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                        OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      /_/
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
        NUMBER OF               SOLE VOTING POWER               180,948
         SHARES
      BENEFICIALLY              ------------------------------------------------
        OWNED BY                SHARED VOTING POWER                   0
          EACH
        REPORTING               ------------------------------------------------
         PERSON                 SOLE DISPOSITIVE POWER          135,337
          WITH
                                ------------------------------------------------
                                SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             316,285
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4% of 4,305,316 shares of Common Stock outstanding
           as of December 31, 2005.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                        EP
--------------------------------------------------------------------------------

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         The undersigned hereby amends the Schedule 13D filing made on September
19, 1994 (the "Schedule 13D"), as amended by Amendment #1 on February 20, 1996, Amendment #2 on September 15, 1998, Amendment #3 on January 31, 2000, Amendment #4 on April 11, 2002, Amendment #5 on February 12, 2003, Amendment #6 on
February 10, 2004 and Amendment #7 on February 7, 2005 pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, as set forth below. As disclosed in Amendment #4, Mr. Willetts became a named fiduciary with respect to the Cooperative Bank 401(k) Supplemental Retirement Plan (the "401(k) Plan").
The 401(k) Plan previously filed a Schedule 13G and various amendments thereto with respect to its ownership of shares of Cooperative Bankshares, Inc. common stock. The 401(k) Plan became a party to Mr. Willetts' Schedule 13D in Amendment No. 4. The 401(k) Plan is structured as a combined employee stock ownership plan ("ESOP") and 401(k) Plan. Accordingly, the 401(k) Plan maintains separate accounts for shares related to the ESOP ("ESOP Accounts") and shares related to 401(k) savings accounts ("401(k) Savings Accounts"). As trustee of the 401(k) Plan, Mr. Willetts has the sole power to direct the voting of all shares of Cooperative Bankshares, Inc. common stock held in the 401(k) Savings Accounts, and has the power to direct the disposition of shares held in the ESOP Accounts. As of December 31, 2005, the 410(k) Plan held 180,948 shares in 401(k) Savings Accounts and 135,337 shares in ESOP Accounts.

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Cooperative Bankshares, Inc. (the "Issuer"). The executive office of the Issuer is located at 201 Market Street, P.O. Box 600, Wilmington, North Carolina 28402-0600.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)       This Statement is filed by:

                  NAME:  Frederick Willetts, III
                  NAME:  Cooperative Bank 401(k) Supplemental Retirement Plan

                  Unless otherwise specified herein, Mr. Willetts and the 401(k) Plan are collectively referred to herein as the "Reporting Persons".

         (b) ADDRESS: 201 Market Street, P.O. Box 600, Wilmington, North Carolina 28402-0600 (for both Reporting Persons)

         (c) PRESENT PRINCIPAL OCCUPATION: Mr. Willetts: Director, President, and Chief Executive Officer of the Issuer. The 401(k) Plan is an employee benefit plan maintained by the Issuer.

         (d)      CRIMINAL PROCEEDING CONVICTIONS:  None

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         (e)      SECURITIES LAW PROCEEDINGS:  None

         (f)      CITIZENSHIP:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of Common Stock shown as to which Mr. Willetts has sole voting and sole dispositive power were purchased with Mr. Willetts' personal funds except for 500 shares of Common Stock that he received as a gift, 31,556 shares of Common Stock owned by trusts for which he serves as sole trustee, 15,954 shares allocated to him under his ESOP Account and 8,368 shares issued to him in his 401(k) Savings Account pursuant to employer matching contributions under the 401(k) Plan. As trustee of the 401(k) Plan, Mr. Willetts has sole voting power with respect to 180,948 shares held in 401(k) Savings Accounts, including 18,888 shares held in Mr. Willets' 401(k) Savings Account. As trustee of the 401(k) Plan, Mr. Willetts has sole dispositive power over 135,337 shares of Common Stock held by participants in ESOP Accounts in the 401(k) Plan, including 15,954 shares held in his ESOP Account. Mr. Willetts holds sole dispositive power and voting power with respect to the 43,000 shares of Common Stock which may be purchased by him pursuant to currently exercisable options.

         Beneficial ownership for the shares of Common Stock shown as to which Mr. Willetts has shared voting and shared dispositive power was acquired without payment as follows: (i) the reporting person became beneficial owner of 105,465 shares of Common Stock when he became co-trustee of the Eleanor J. H. Willetts Irrevocable Trust; (ii) Mr. Willetts also serves as co-trustee of the Frederick Willetts, III, Helen Margaret Willetts and Elizabeth Messick Willetts Trust which holds 31,077 shares of Common Stock; and (iii) he also may be deemed to be the beneficial owner of 2,277 shares of Common Stock owned by his spouse and the 671 shares of Common Stock for which his spouse serves as custodian for their children. Due to the fact that Mr. Willetts holds general powers of attorney for his mother and his two sisters, he may also be deemed to share voting and dispositive power with respect to: (i) 81,750 shares of Common Stock held by his mother and her IRA account; (ii) 18,885 shares of Common Stock held by his sister, Helen Margaret Willetts and 2,282 shares of Common Stock for which she serves as custodian and trustee; and (iii) 3,234 shares of Common Stock owned by his sister, Elizabeth M. Willetts. Copies of the powers of attorney were filed as Exhibits 99.1-99.3 to Amendment #5. These powers of attorney were not entered into in connection with the ownership of the Common Stock.

         The 401(k) Plan holds sole voting power with respect to the 180,948 shares it holds in 401(k) Savings Accounts and sole dispositive power with respect to 135,337 shares it holds in ESOP Accounts. The 401(k) Plan was originally structured as a combined employee stock ownership plan and 401(k) Plan. 84,374 shares of Common Stock were purchased by the ESOP through a loan which has been repaid in full. The remaining 231,911 shares held by the 401(k) Plan were purchased through the deferral of participants income pursuant to the terms of the 401(k) Plan and matching contributions by the Bank.

                                  Page 5 or 10
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ITEM 4.    PURPOSE OF TRANSACTION.

         The shares of Common Stock covered by this statement are being held for investment purposes. Depending upon a continuing assessment, and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of Common Stock for investment or dispose of shares of Common Stock. As President and Chief Executive Officer of the Issuer, Mr. Willetts regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. As a member of the board of directors of the Issuer, Mr. Willetts regularly reviews the Issuer's capital management strategies. Mr. Willetts, as trustee of his sisters' trusts, and his childrens' trust, may dispose of shares in accordance with his role as trustee. In accordance with the rules and regulations of the Federal Reserve Board under the Change in Bank Control Act, Mr. Willetts, together with shares held by family members and the 401(k) Plan is deemed to own in excess of 10% of the outstanding shares the Common Stock and was required to obtain the prior approval of the Federal Reserve Board before becoming the named fiduciary with respect to the 401(k) Plan. Such approval was obtained from the Federal Reserve Board on April 1, 2002. Except as noted above with respect to Mr. Willetts' activities on behalf of the Issuer, Mr. Willetts has no plans or proposals which relate to or would result in:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described above;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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        (i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

        (j)       any action similar to any of those enumerated above.

         The Reporting Person reserves the right to change his investment purpose with respect to any and all shares of the Common Stock beneficially owned and to take any and all lawful action with respect to such shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
        (a) The aggregate number of shares beneficially owned by the Reporting Persons are 780,113, constituting 18.1% of the outstanding shares of Common Stock. Included in this amount are 43,000 shares of Common Stock which Mr. Willetts has the right to acquire under the stock option plan of the Issuer.

        (b) Mr. Willetts has sole voting and dispositive power over the 143,631 shares he holds directly, the 6,006 shares held in his childrens' trust, over which he serves as sole trustee, and the 25,550 shares held in the Elizabeth Messick Willetts Medical Trust, over which he serves as sole trustee. Mr. Willetts has sole voting and dispositive power with respect to the 43,000 shares which he may acquire pursuant to the exercise of currently exercisable stock options. As trustee of the 401(k) Plan, Mr. Willetts has sole voting power with respect to 180,948 shares held in 401(k) Savings Accounts, including 18,888 shares held in Mr. Willets' 401(k) Savings Account. As trustee of the 401(k) Plan, Mr. Willetts has sole dispositive power over 135,337 shares of Common Stock held by participants in ESOP Accounts in the 401(k) Plan, including 15,954 shares held in his ESOP Account. He shares voting and dispositive power over the 136,542 shares held in two trusts for which he serves as co-trustee and may be deemed to share voting and dispositive power with respect to: (i) the 2,277 shares held by his spouse; (ii) the 671 shares for which his spouse serves as custodian for the benefit of their children;
                  (iii) the 81,750 shares held by his mother and her IRA account; (iv) the 18,885 shares held by Helen Margaret Willetts; (v) the 2,282 shares for which Helen Margaret Willetts serves as custodian and trustee; and (vi) the 3,234 shares owned by Elizabeth M. Willetts.

                  The 401(k) Plan holds sole voting power with respect to the 180,948 shares it holds in 401(k) Savings Accounts and sole dispositive power with respect to 135,337 shares it holds in ESOP Accounts. Each individual participant has the power to instruct the 401(k) Plan to sell shares held in the Plan that are attributable to such individual.

        (c) The Reporting Persons' beneficial ownership changed during the past 60 days as a result of the following transactions:

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NAME                     DATE      # OF SHARES      PRICE       METHOD
----                     ----      -----------      -----       ------

ELIZABETH M. WILLETTS   2/2/06      9,000 (1)       $20.23      OPEN MARKET SALE

(1) On January 12, 2006, Elizabeth M. Willetts received a pro rata distribution of 10,000 shares from the Willetts Building Trust.

        (d)       Not applicable.

        (e)       Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 14, 2006                   /s/ Frederick Willetts, III
        -----------------                   ------------------------------------
                                            Frederick Willetts, III

Date:   February 14, 2006                   Cooperative Bank 401(k) Supplemental
                                            Retirement Plan


                                            By: /s/ Frederick Willetts, III
                                                --------------------------------
                                                Frederick Willetts, III




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